Exhibit 99.1

NANOBIOTIX 2020 Q4 and Annual Revenues

  Strong cash position of €119.2M as of December 31, 2020
  Successful completion of U.S. initial public offering and listing on the Nasdaq Global Select Market
  Publication of promising clinical results and initiation of several clinical studies

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--February 26, 2021--Regulatory News:

NANOBIOTIX (Euronext : NANO – – NASDAQ: NBTX – the ‘‘Company’’), a clinical-stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, announced its revenues for the fourth quarter and full year ended December 31, 2020.

Full Year 2020 Revenue

	Twelve Months Ended December 31st
K€	2020	2019
Revenues	50	68

Of which licenses	-	-
Of which services	50	68
Other sales	-	-

Fourth Quarter 2020 Revenue

In K€	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Revenues	-1.5[1]	14.7	13.4	23.5

Of which licenses	-	-	-	-
Of which services	-1.5	14.7	13.4	23.5

Full Year and Fourth Quarter 2020 Financial Results

Nanobiotix generated annual revenue of approximately €50K, driven primarily by the charging-back of costs incurred on behalf of PharmaEngine in connection with the Company’s license and collaboration agreement with PharmaEngine. The absence of revenues in the fourth quarter of 2020 is explained by the issuance of a credit note following an annual adjustment.

The Company’s cash and cash equivalents as of December 31st, 2020 amounted to €119.2M following completion of a successful U.S. initial public offering on the Nasdaq Global Select Market in December 2020 resulting in total gross proceeds of €93.5 million ($113.3 million based on an exchange rate of €1.00=$1.2115). Net proceeds, after deducting underwriting commissions and other offering expenses, were €82.8 million (€100.4 million). Nanobiotix anticipates that its current cash position will be sufficient to fund current operations and planned development activity through the middle of the second quarter of 2023.

Key Events in Fourth Quarter 2020 and After the Reporting Period

In October 2020, Nanobiotix announced that the first patient had been injected with NBTXR3 in the Company’s phase I trial evaluating NBTXR3 activated by radiation therapy for patients with pancreatic cancer, and that “safe to proceed” notifications had been received from the U.S. Food and Drug Administration (FDA) for two additional trials: (i) a phase I study evaluating NBTXR3 activated by radiation therapy for patients with lung cancer amenable to re-irradiation (Study 2020-0123) and (ii) a phase I study evaluating NBTXR3 activated by radiation therapy with concurrent chemotherapy for patients with esophageal cancer (Study 2020-0122). These studies are being conducted as part of an ongoing clinical collaboration with The University of Texas MD Anderson Cancer Center (MD Anderson).

In November 2020, the Company presented positive first clinical data at the 35th Anniversary Annual Meeting of The Society for Immunotherapy of Cancer (SITC) suggesting that NBTXR3 activated by radiation therapy in combination with pembrolizumab or nivolumab (anti-PD-1 checkpoint inhibitors) could transformanti-PD-1 non-responders into responders.

At SITC, Nanobiotix also published a pre-clinical study revealing that NBTXR3 activated by radiotherapy could under certain circumstances produce a strong abscopal effect without checkpoint inhibitor combination, stimulate adaptive antitumor immunity and increase TCR repertoire diversity in treated tumors compared to radiation therapy alone.

A second pre-clinical study presented at SITC showed that NBTXR3 plus high dose and low dose radiation (RadScopal™) combined with anti-PD-1 and anti-CTLA-4 could significantly improve control of both the primary and secondary tumors, extend survival, and reduce lung metastases in an anti-PD-1 resistant lung cancer in vivo model—and the treatment combination was observed to promote an anti-tumor response at both molecular and cellular levels and to produce long-term anti-tumor memory.

Also in November 2020, Nanobiotix announced that the FDA had provided “safe to proceed” notifications for two additional phase II clinical studies with MD Anderson. The first clinical study (Study 2020-0541) targets patients with recurrent or metastatic head and neck squamous cell carcinoma with limited PD-L1 expression, or that are refractory to PD-1 blockade. The second clinical study (Study 2020-0354) targets patients with inoperable locoregional recurrent head and neck squamous cell carcinoma amenable to re-irradiation.

In December 2020, Nanobiotix successfully completed its U.S. initial public offering on the Nasdaq Global Select Market, the operation also included the launch of a placement in Euronext market.

In January 2021, Nanobiotix announced that the first patient has been injected in a phase I study evaluating tumor-agnostic NBTXR3 activated by radiation therapy with concurrent chemotherapy for patients with esophageal cancer (Study 2020-0122).

Also in January 2021, Nanobiotix announced that its wholly-owned subsidiary Curadigm was selected for a new collaboration agreement with Sanofi. Pursuant to Sanofi’s selection of a project involving Curadigm’s Nanoprimer technology as a promising option to significantly improve gene therapy development, Curadigm entered into a one-year agreement with Sanofi inclusive of direct funding and scientific exchanges. The goal of the project is to establish proof-of-concept for the Nanoprimer as a combination product that could improve treatment outcomes for gene therapy candidates.

2021 Financial Agenda

Nanobiotix plans to announce its financial and operating results as follows:

  March 17, 2021 – 2020 Full Annual Results
  April 28, 2021 – Annual General Meeting, Paris, France
  April 30, 2021 – First Quarter 2021 Revenues
  July 16, 2021 – Second Quarter 2021 Revenues
  September 3, 2021 – 2021 Half Year Results
  October 22, 2021 – Third Quarter 2021 Revenues

About NANOBIOTIX: www.nanobiotix.com

Incorporated in 2003, Nanobiotix is a leading, clinical-stage nanomedicine company pioneering new approaches to significantly change patient outcomes by bringing nanophysics to the heart of the cell.

The Nanobiotix philosophy is rooted in designing pioneering, physical-based approaches to bring highly effective and generalized solutions to address unmet medical needs and challenges.

Nanobiotix’s novel, potentially first-in-class, proprietary lead technology, NBTXR3, aims to expand radiotherapy benefits for millions of cancer patients. Nanobiotix’s Immuno-Oncology program has the potential to bring a new dimension to cancer immunotherapies.

Nanobiotix is listed on the regulated market of Euronext in Paris (Euronext: NANO / ISIN: FR0011341205; Bloomberg: NANO: FP) and on the Nasdaq Global Select Market (Nasdaq: NBTX). The Company’s headquarters are in Paris, France, with a U.S. affiliate in Cambridge, MA, and European affiliates in France, Spain and Germany.

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data, and our relationship with, and the performance of, our collaboration partners, and the funding of our operations. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. Furthermore, many other important factors, including those described in our prospectus filed with the U.S. Securities and Exchange Commission on December 11, 2020 under the caption “Risk Factors” and those set forth in the universal registration document of Nanobiotix registered with the French Financial Markets Authority (Autorité des Marchés Financiers) under number R.20-010 on May 12, 2020 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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1 Annual revenue regularization resulting in the issuance of a credit note in Q4 2020.

Contacts

Nanobiotix
Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations
France – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

US – Porter Novelli
Stefanie Tuck
+1 (917) 390-1394
Stefanie.tuck@porternovelli.com